Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Carina-Aries Gas Development Brought on Stream
in Tierra del Fuego, Argentina

Paris — June 24, 2005 — Total announces that the Carina-Aries gas fields, located offshore the Tierra del Fuego province, Argentina, have been brought on stream. Total operates the project with a 37.5% interest, alongside partners Wintershall and Pan American Energy.

Carina and Aries are located 80 and 40 kilometers offshore in a water depth of 80 and 60 meters respectively. The gas is produced from two unmanned platforms and piped onshore, where it is processed in the Rio Cullen and Cañadon Alfa units.

Production of Carina-Aries will eventually ramp up to a plateau of 8 million cubic meters per day allowing for a consolidated gas production of 11.5 million cubic meters per day for the consortium in Tierra del Fuego.

Present in Argentina since 1978, Total is, through its subsidiary Total Austral, the country’s second-biggest gas operator, with fields operated in Tierra del Fuego and the Neuquen region. The Group also holds interests in pipelines serving the Argentinean market and neighbouring countries. Furthermore, Total is Argentina’s second largest electricity producer with interests in the Central Puerto and Hidroelectrica Piedra del Aguila power plants.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com